Exhibit 99.1

ANNUAL INFORMATION FORM
February 24, 2016

We create communities. We are Stantec.

Stantec

STN
TSX·NYSE

Table of Contents

CORPORATE STRUCTURE	5

Name, Address, and Incorporation	5

Intercorporate Relationships	5

GENERAL DEVELOPMENT OF THE BUSINESS	6

2016	6

2015	7

2014	8

2013	9

DESCRIPTION OF THE BUSINESS	10

Research and Development	11

Competitive Conditions	11

Services	12

Employees	12

Social and Environmental Policies	12

International Operations	14

RISK FACTORS	14

DIVIDENDS	14

DESCRIPTION OF CAPITAL STRUCTURE	15

Preferred Shares	15

Common Shares	16

MARKET FOR SECURITIES	16

Trading Price and Volume	16

DIRECTORS AND OFFICERS	17

Directors’ and Executive Officers’ Share Ownership	18

AUDIT AND RISK COMMITTEE INFORMATION	19

Audit and Risk Committee Terms of Reference	19

Composition of the Audit and Risk Committee	19

Preapproval Policy	20

External Auditor Service Fees	20

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	21

TRANSFER AGENT	21

MATERIAL CONTRACTS	21

INTERESTS OF EXPERTS	21

ADDITIONAL INFORMATION	22

NYSE CORPORATE GOVERNANCE DISCLOSURE	22

APPENDIX I – AUDIT AND RISK COMMITTEE – TERMS OF REFERENCE (MANDATE)	23

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Stantec Inc.

Annual Information Form

FEBRUARY 24, 2016

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 “safe harbor” provisions and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained and incorporated by reference in this Annual Information Form, including:

a)	The discussion of the expected results of our organizational realignment in the General Development of the Business section in this Annual Information Form

b)	Our beliefs about our risk management strategy and our ability to compete effectively in the Description of the Business section in this Annual Information Form

c)	The discussion of our goals, our key performance drivers, and our annual and long-term targets and expectations for our regions and business operating units in the Core Business and Strategy, Key Performance Drivers and Capabilities, and the Results (under the Depreciation of Property and Equipment and the Liquidity and Capital Resources subsections) and Outlook sections of our Management’s Discussion and Analysis for the year ended December 31, 2015 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com and on EDGAR as an exhibit to our Form 40-F at www.sec.gov).

Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2016 and beyond, our strategies or future actions, our dividend policy, our targets, expectations for our financial condition, and results of our outlook for our operations.

The purpose of this information is to describe management’s expectations and targets for measuring our success and to assist our shareholders to understand our financial position as at and for the periods ended on the dates presented in this document. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this Annual Information Form not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

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The following factors— among others listed under the Key Performance Drivers and Capabilities section of our Management’s Discussion and Analysis for the year ended December 31, 2015 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com and on EDGAR as an exhibit to our Form 40-F at www.sec.gov) —could cause our actual results to differ materially from those projected in our forward-looking statements:

●	Global capital market activities

●	Fluctuations in interest rates or currency values

●	Fluctuations in commodity prices

●	Effects of war or terrorist activities

●	Effects of disease or illness on local, national, or international economies

●	Effects of disruptions to public infrastructure, such as transportation, communications, power, and water

●	Global economic or political conditions

●	Regulatory or statutory developments

●	Effects of competition in the geographic or business areas in which we operate

●	Actions of management

●	Technological changes

Many of these factors are beyond our control and have effects that are difficult to predict.

Assumptions about the performance of the Canadian and US economies in 2016 and how such performance will affect our business are material factors that we consider when determining our forward-looking statements. These assumptions are discussed in the Outlook section of our Management’s Discussion and Analysis for the year ended December 31, 2015 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com and on EDGAR as an exhibit to our Form 40-F at www.sec.gov).

For additional information regarding material and known risks and assumptions, see pages M-64 to M-71 and M-74 to M-75 of our Management’s Discussion and Analysis and for further information about our key performance drivers, go to pages M-9 to M-16. Our Management’s Discussion and Analysis for the year ended December 31, 2015 is incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com and on EDGAR as an exhibit to our Form 40-F at www.sec.gov.

We caution that various factors, including those discussed in our Management’s Discussion and Analysis, could adversely affect our results. Investors and others should carefully consider these factors—as well as other uncertainties and potential events and the inherent uncertainty of forward-looking statements—when relying on these statements to make decisions about our Company.

The forward-looking statements contained in this document represent our expectations as at February 24, 2016, and are subject to change after that date. Except as may be required by law, we do not undertake to update any written or verbal forward-looking statement that may be made from time to time by us. Our current practice is to evaluate and, where we deem appropriate, provide updates to ranges of expected performance for 2016. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

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Corporate Structure

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. We have amended our Articles of Incorporation on several occasions to change share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors of our board.

Since incorporation, we have also amended our Articles of Incorporation several times to change our Company’s name:

•	August 15, 1984 – 131277 Canada Ltd. changed to Stanley Engineering Group Inc.

•	October 18, 1989 – Stanley Engineering Group Inc. changed to Stanley Technology Group Inc.

•	March 30, 1994 – Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited and continued as Stanley Technology Group Inc.

•	October 28, 1998 – Stanley Technology Group Inc. changed to Stantec Inc.

Our head and principal office and our registered and records office are at 10160 – 112 Street, Edmonton, Alberta, Canada, T5K 2L6.

In this Annual Information Form, references to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some companies in which it has an interest. References to “our,” “us,” and “we” also refer to Stantec.

Intercorporate Relationships

The following chart lists, as at December 31, 2015, the intercorporate relationships among Stantec and its main operating subsidiaries; the percentage of voting and restricted shares of the subsidiaries owned, controlled, or directed by Stantec; and the governing jurisdiction of these subsidiaries. For our other subsidiaries not included in this list, the total assets and revenue owned, controlled, or directed by Stantec do not constitute more than 10%, individually, of the consolidated assets or the consolidated revenues of Stantec as at December 31, 2015. These excluded subsidiaries also do not constitute more than 20%, in the aggregate, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2015.

Name of Subsidiary	Percentage of Voting Shares	Percentage of Restricted Shares (1)	Governing Jurisdiction
3221969 Nova Scotia Company	100	100	Nova Scotia
9073-4195 Québec Inc.	100	n/a	Québec
Azimut Services (Central) Inc.	100	n/a	Canada
International Insurance Group Inc.	100	n/a	Barbados
Stantec Aircraft Holdings Ltd.	100	n/a	Alberta
Stantec Architecture Inc.	0 (2)	n/a	North Carolina
Stantec Architecture Ltd.	0 (2)	n/a	Canada
Stantec Consulting Caribbean Ltd.	100	n/a	Barbados
Stantec Consulting International LLC	100	n/a	Arizona

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Name of Subsidiary	Percentage of Voting Shares	Percentage of Restricted Shares (1)	Governing Jurisdiction
Stantec Consulting International Ltd.	100	100	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	100	100	Canada
Stantec Consulting Michigan Inc.	100	n/a	Michigan
Stantec Consulting Services Inc.	100	100	New York
Stantec Delaware II LLC	100	n/a	Delaware
Stantec Engineering (Puerto Rico) P.S.C.	0 (2)	n/a	Puerto Rico
Stantec Geomatics Ltd.	50 (2)	100	Alberta
Stantec Holdings (Delaware) III Inc.	100	n/a	Delaware
Stantec Holdings II Ltd.	100	n/a	Alberta
Stantec International Inc.	100 (3)	n/a	Pennsylvania
Stantec Limited	100	n/a	England and Wales
Stantec Planning and Landscape Architecture P.C.	0 (2)	n/a	Maine
Stantec Planning and Landscape Architecture P.C.	0 (2)	n/a	New York
Stantec Technology International Inc.	100	100	Delaware

(1) In this Annual Information Form, “restricted shares” means nonvoting shares in the capital stock of a subsidiary of the Company.

(2) Stantec has entered into a management agreement with respect to 100% of the voting shares of this corporation that allows Stantec direct control over any disposition of the voting shares of this corporation.

(3) Held by a structured entity (an entity designed so that voting or similar rights are not the dominant factor in deciding who controls the entity).

General Development of the Business

2016

The following information highlights the general development of our business for the current financial year:

OFFICER AND DIRECTOR CHANGES

As Stantec’s chief operating officer (COO), Richard Allen, is preparing to retire in 2016, the COO’s roles and responsibilities were divided into two positions to better meet the needs of Stantec’s diverse business model. Effective January 1, 2016:

●	Valentino DiManno was appointed chief business officer (CBO) – this newly created role oversees all business operating units, account management, client development, and quality management

●	Scott Murray was appointed COO – this role oversees Company operations, including health and safety, regional operations, and our Project Delivery Office

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Reporting to the chief executive officer (CEO), the COO and CBO have equal leadership responsibility and will work together to manage all aspects of Stantec’s business. We believe that these balanced roles will further improve and strengthen our balanced leadership model.

ORGANIZATIONAL EVOLUTION

In 2015, we continued the process of realigning our internal structure to better serve our clients. We acknowledged that although Environmental Services and Energy & Resources share many similar clients, their businesses are in fact different. To provide them with a higher degree of leadership and better visibility within the Company for the services they perform, effective 2016, we are making the Environmental Services group a fourth business operating unit. Our Mining, Oil & Gas, and Power sectors will remain with the Energy & Resources business operating unit.

ACQUISITIONS

In February, we announced the acquisition of VOA Associates Incorporated, which provides architecture and planning services in the hospitality, commercial, healthcare, entertainment, cultural, and government sectors and is principally located in Chicago, Illinois.

THREE-YEAR HISTORY

Highlights of Stantec’s general development over the past three years follow.

2015

STANTEC EXPERTS-CONSEILS LTÉE

Following our acquisition of the Canadian engineering operations of Dessau Inc., effective February 3, 2015, we filed a Certificate and Articles of Amendment to add Stantec Experts-conseils ltée as the French alternative name to Stantec Consulting Ltd.

ACQUISITIONS

In 2015, we acquired the following firms in Canada and the United States:

Month	Business Acquired	Nature of Business

January	Canadian engineering operations of Dessau Inc.

Provides engineering services in the healthcare, water, power, energy, transportation, and community development sectors, as well as telecommunications and security services.

Principally located in Montreal, Quebec.

February	Sparling, Inc.	Provides expertise in electrical engineering and architectural lighting design. Based in Seattle, Washington, with additional offices in San Diego, California, and in Portland, Oregon.

July	VI Engineering, LLC	Provides specialized engineering, design, analysis, and project management of high-voltage substations, transmission lines, and electric power systems. Principally located in Houston, Texas.

August	VA Consulting, Inc.	Provides architecture, engineering, planning, and environmental consulting services. Principally located in Irvine, California.

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Month	Business Acquired	Nature of Business

October	Fay, Spofford & Thorndike, Inc.	Provides transportation and water infrastructure, building design, and environmental services. Principally located in Burlington, Massachusetts.

December	Infrastructure Americas Division of Kellogg Brown & Root Services, Inc.

Provides transportation, water and wastewater, aviation, and civil and structural engineering services, including design-build, highway and bridge design, and construction engineering and inspection.

Principally located in Houston, Texas.

NORMAL COURSE ISSUER BID

On November 5, 2015, we announced that our Notice of Intention to make a Normal Course Issuer Bid (the Notice) was filed with and approved by the Toronto Stock Exchange (TSX). Pursuant to the Notice, Stantec may purchase up to 3,774,179 common shares, representing approximately 4% of Stantec’s 94,354,476 issued and outstanding common shares as of November 1, 2015. Purchases were permitted to commence on November 10, 2015, and will terminate no later than November 9, 2016. Except for block purchases permitted by the TSX, the number of shares to be purchased per day will not exceed 56,676 or approximately 25% of the average daily trading volume for the six full calendar months prior to October 31, 2015.

DIVESTITURES

In December, we fully divested our operations in India to a company composed of a core group of Stantec leaders and senior staff in Ahmedabad, India. The new company, INI Design Studio, will continue to provide design and client services. Stantec plans to continue working with INI Design Studio as a strategic partner for any continued work in the region.

2014

ORGANIZATIONAL REALIGNMENT

Effective January 1, 2014, we realigned our organizational structure, changing from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. We did not change the foundation of our matrix-based leadership structure; we simply realigned it. The realignment was based on the belief that it would create greater accountability for our leadership team, result in more focused growth, and help us to better support our clients and maintain the core elements of our strategy.

OFFICER AND DIRECTOR CHANGES

During 2014, we also realigned our senior leadership team into two levels: the Executive Vice President Team (EVPT) and the Executive Leadership Team (ELT). The EVPT consists of our CEO, chief financial officer (CFO), COO, and the following executive vice presidents (EVPs), appointed in 2014:

● Paul Allen ● Carl Clayton	● Valentino DiManno ● Scott Murray	● Eric Nielsen ● Stanis Smith

The ELT, consisting of senior vice presidents and certain vice presidents, oversees Stantec’s overall performance, including developing and monitoring our business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures.

Our EVPs are specifically responsible for the performance of our regional operating units and business operating units.

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SHARE SPLIT

On September 4, 2014, our board of directors declared a two-for-one share split to be effected by way of a share dividend. Shareholders of record as of the close of business on October 31, 2014, were entitled to the share dividend on the November 14, 2014 payment date.

ACQUISITIONS

We acquired the following firms in the United States during 2014:

Month	Business Acquired	Nature of Business

January	Williamsburg Environmental Group, Inc.

Provides specialized services in ecology, environmental restoration, water resources, and regulatory support for public and private clients in the power, transportation, and energy and resource sectors.

Principally located in Williamsburg, Virginia.

	Cultural Resources, Inc.	Provides services in cultural resource management and historic preservation. Principally located in Glen Allen, Virginia.

March	Processes Unlimited International, Inc.

Provides mechanical engineering and design services; process, chemical, structural, automation, instrumentation, and electrical engineering; and control panel fabrication services.

Principally located in Bakersfield, California.

May	JBR Environmental Consultants, Inc.	Provides services to the manufacturing, oil and gas, mining, and power generation and transmission sectors. Principally located in Salt Lake City, Utah.

May	Group Affiliates Inc.

Provides architectural, interior design, planning, and engineering services to higher education and K–12 clients.

Office locations in Dallas, Austin, Houston, and San Antonio, Texas; Detroit, Michigan; Baltimore, Maryland; Washington, DC; and Charlottesville, Virginia.

June	Wiley Engineering, Inc.	Provides automation, electrical, and instrumentation engineering services to the oil and gas, mining, power, and industrial sectors. Principally located in Marietta, Georgia.

June	USKH Inc.	Provides locally based infrastructure, building, and geospatial services. Principally located in Anchorage, Alaska.

September	ADD, Inc.

Provides architecture, interior design, planning, and branding services to multifamily housing, higher education, and corporate office clients.

Principally located in Boston, Massachusetts, and in Miami, Florida.

October	Penfield & Smith Engineers, Inc.	Provides civil engineering and land planning services. Principally located in Santa Barbara, California.

2013

OFFICER AND DIRECTOR CHANGES

Effective May 8, 2013, Donald J. Lowry was appointed to Stantec’s board of directors.

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ACQUISITIONS

We acquired the following firms in Canada and the United States during 2013:

Month	Business Acquired	Nature of Business
May	Ashley-Pryce Interior Designers Inc.	Provides services in corporate interior design. Principally located in Vancouver, British Columbia.
May	IBE Consulting Engineers, Inc.	Provides design of mechanical, electrical, and plumbing systems for education, healthcare, commercial, cultural, and government facilities. Principally located in Sherman Oaks, California.
June	Roth Hill, LLC	Provides services in civil engineering in water and wastewater, and has strong municipal service capabilities. Principally located in Bellevue, Washington.
November	JDA Architects Limited	Provides full architectural services to clients in the healthcare, public safety, commercial, and industrial sectors. Principally located in Halifax, Nova Scotia.
November	Cambria Gordon Ltd.	Provides environmental science and environmental management services to public, private, and First Nation clients. Principally located in Terrace, British Columbia.

For additional information about the general development of our business and strategies for the upcoming year, see pages M-4 to M-16 and M-54 to M-61 of Stantec’s Management’s Discussion and Analysis for the year ended December 31, 2015 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com and on EDGAR as an exhibit to our Form 40-F at www.sec.gov).

Description of the Business

Stantec collaborates across disciplines and industries to bring buildings, energy and resources, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Our business objective is to be a top 10 global design firm.

Our business model is a key element of our strategy. It is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, maintenance, and decommissioning.

Because of the diversity of our model, we can generally adapt to changes in market conditions by offsetting decreased demand for services in one business operating unit or geographic location with increased demand for services in another. We believe this strategy allows us to mitigate risk while continuing to increase our revenue and earnings.

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Also, it allows us to provide services to many clients rather than rely on a few large projects for our revenue; we work on thousands of projects for hundreds of clients.

Under the rules of IFRS, we have one reportable segment—Consulting Services—that is an aggregate of our operating segments. Our operating segments are organized by geographic area, and our chief operating decision maker (our CEO) assesses our Company’s performance based on financial information available from our operating segments. In addition, we have business operating unit leaders who provide strategic direction, mentoring, and technical support to operations across our geographic regions.

All amounts in this Annual Information Form are in Canadian dollars unless otherwise noted. The following table illustrates the breakdown of gross revenue for 2015 and 2014 for Consulting Services:

	2015		2014
Unit	(millions $)%		(millions $)%
Consulting Services	2,877.2	100	2,529.9	100

Our operations are organized into three main geographic regions: Canada, the United States, and International. Our international offices are in the Middle East, the United Kingdom, and the Caribbean. In 2015, we earned 46% of our gross revenue in Canada, 51% in the United States, and 3% internationally, which included revenue from our India operations before the divestiture of that office. For additional information regarding our core business and strategy, see our 2015 Management’s Discussion and Analysis, pages M-3 to M-16 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com and on EDGAR as an exhibit to our Form 40-F at www.sec.gov).

Research and Development

We generally conduct research and development for a client’s specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, wastewater treatment, and pavement evaluation and management systems.

Competitive Conditions

We work in highly competitive markets and have numerous competitors for all of our services. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, we have fewer but still many competitors; however, some of these competitors may have greater financial and other resources than we have. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small- to medium-sized privately held regional firms in Canada and the United States.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the mix and breadth of our professional services differentiate us from other engineering, architecture, and professional consulting firms.

The main competitive factors in the services we offer are reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and integrated service delivery. Given the expanding demand for the services we provide, additional competitors will likely emerge. Even with this increased competition, we believe that we will compete effectively because of our strengths and expertise in engineering, architecture, and related professional services, as well as our successful track record of service delivery.

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Services

We serve many diverse clients in the private and public sectors. Our aim is to establish ongoing relationships with clients that are likely to produce repeat business. We work on thousands of projects for hundreds of clients, ensuring that we do not rely on a few large projects for our revenue.

We offer a range of pricing structures to our clients but usually provide our services based on a fixed- or variable-fee contract (with a ceiling) or a time-and-material contract (without a stated ceiling). Most assignments are acquired based on our expertise and contacts; others are obtained through a competitive bidding process.

Employees

As at December 31, 2015, we had approximately 15,200 staff: about 9,500 professionals, 4,100 technologists and technicians, and 1,600 support personnel.

We are a knowledge-based organization and always seek talented and skilled professionals for all of our specialized services. We use various recruitment strategies to address staffing needs: an employee referral bonus program, website job postings, career fairs, student programs, and opportunities to transfer to other office locations.

Social and Environmental Policies

Stantec is committed to continual improvements in all aspects of its business in the areas of health and safety and the environment. Accordingly, Stantec has implemented two formal systems—the Occupational Health & Safety Management System (OHSMS) and the Environmental Management System (EMS)—across its operations. These systems are part of our Company-wide Integrated Management System (IMS).

OCCUPATIONAL HEALTH & SAFETY MANAGEMENT SYSTEM

In 2014, Stantec successfully developed and implemented the OHSMS, which received external third-party certification under the consensus-based international standard for occupational health and safety—OHSAS 18001:2007.

The objectives of our certified OHSMS are to:

•	Protect our employees from injury and prevent property loss and environmental damage by aligning work processes, systems, and behaviors so our employees have the necessary guidance and knowledge to complete every task safely, every time

•	Comply with applicable regulatory requirements and our Health, Safety & Environment (HSE) Policy

•	Meet client requirements and expectations

To address our Company’s diversity, the HSE team develops core health, safety, and environment practices that can be implemented Company-wide yet are adaptable to suit the needs of any region, business operating unit, client, or project.

Stantec tracks lagging indicators (e.g., workers’ compensation costs, total recordable injury rates) and leading indicators (e.g., site visits, file reviews, safety meetings, worksite inspections) to gauge the effectiveness of the OHSMS.

The internal practice auditors in our Practice Services team conduct internal practice audits to assess compliance and identify program strengths and opportunities for improving health and safety performance. Independent (third-party) audits of the OHSMS are conducted yearly. As well, external audits are conducted in many provinces in Canada to maintain external certifications (e.g., a certificate of recognition) that meet provincial standards.

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HEALTH, SAFETY & ENVIRONMENT POLICY

Stantec is committed to providing and maintaining a healthy and safe workplace and to responsibly managing all of the environmental aspects of its business.

Our core Company values guide us in all that we do. The way we treat our people, our clients, and our neighbors reflects who we are, what we believe in, and how we do our work. At Stantec, we believe in doing what is right, which includes sending our people home injury-free, every day.

Stantec strives to:

•	Identify, assess, and manage the health, safety, and environmental hazards and risks that our employees are exposed to

•	Minimize the environmental aspects and impacts associated with the services and products we provide

•	Help our employees develop an awareness and understanding of the health, safety, and environmental issues related to their work

•	Work collaboratively with employees to achieve health, safety, and environmental objectives

•	Comply with legislation, regulations, and appropriate industry standards

•	Monitor and enhance health, safety, and environmental practices through inspections, audits, reviews, investigations, corrective actions, and behavior-based processes

•	Provide a framework which supports the continual improvement of the system

•	Foster a culture in which all employees, partners, contractors, and subconsultants share a commitment to health, safety, and the environment

Everyone working for Stantec is responsible and accountable for Stantec’s health, safety, and environmental performance. Management, supervisors, employees, contractors, and subconsultants are expected to understand their roles and responsibilities, as outlined in the practices of the OHSMS and in the Health, Safety & Environment Policy.

ENVIRONMENTAL MANAGEMENT SYSTEM

To support Stantec’s Sustainability Policy—which promotes improving our environmental performance and reducing our environmental footprint—we developed and implemented a formal EMS. Our EMS is registered to the ISO 14001:2004 environmental management standard, which is recognized internationally as the consensus environmental standard. Independent (third-party) audits of the EMS are conducted annually.

SUSTAINABILITY POLICY

Stantec is committed to being a leader and model of sustainability by doing business in a way that meets the needs of the present while contributing to an environmentally, socially, and economically sustainable future. This commitment—at the heart of how we operate and deliver solutions to our clients—is vital to our long-term success in achieving our vision.

We focus our efforts where we believe we can have a significant impact, as follows:

•	Building a leading sustainability consulting practice in the markets we serve by

¡	Using our expertise, experience, and influence to advance the sustainability of valued clients

¡	Incorporating sustainability into all of our service offerings

¡	Marketing and selling sustainable development services across all sectors

•	Integrating sustainability into our overall operations and everyday practice by

¡	Implementing best industry, employee, and vendor practices to reduce resource use, waste, and emissions while increasing efficiency and effectiveness

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¡	Fostering an understanding of sustainability at all levels of our Company in ways that are both personally and professionally relevant

¡	Embracing an accountable and transparent governance and leadership structure that integrates sustainability considerations into all of our business decisions

¡	Reporting on our sustainability performance and achievements

Stantec strives to achieve the following:

•	Environmental Progress—reduce our impact on the environment by progressing toward least-impact approaches to resource and energy use, waste, and carbon and toxin emissions

•	Social Progress—engage with stakeholders and support the communities we operate in

•	Economic Viability—demonstrate that our sustainability efforts lead to long-term business vibrancy and viability in concert with our vision, strategic plan, and business objectives

The CEO is responsible for monitoring compliance with the Sustainability Policy and has designated senior leadership responsibility to the senior vice president of Practice Services. The vice president of Practice Services is responsible for operations.

International Operations

In 2015, Stantec remained active internationally; gross revenue from International operations was approximately $99.2 million.

We work “in country” via permanent offices located in the Middle East, the United Kingdom, and the Caribbean, and we manage and support that work from our offices in Canada and the United States. We fully divested our India operations in December 2015 and no longer have an office in that country.

We review all projects for compliance in accordance with Stantec’s project management framework, which includes, among other things, following legal, financial, and technical processes. In addition, each in-country project is examined to ensure that any health and safety or political risks are acceptable. All major projects are subject to major project reviews, when applicable, and all projects have an executive leadership sponsor.

Risk Factors

For a review of the risks pertaining to our Company, please refer to our 2015 Management’s Discussion and Analysis, pages M-64 to M-71 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com and on EDGAR as an exhibit to our Form 40-F at www.sec.gov).

Dividends

On February 15, 2012, Stantec’s board of directors approved a dividend policy and concurrently declared Stantec’s first quarterly dividend. Pursuant to our Dividend Policy, the Company anticipates it will pay a quarterly dividend to

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shareholders of record on the last business day of each quarter with actual payment to be made to those shareholders on or about the 15th day of the following month.

Since the adoption of our Dividend Policy, we have paid quarterly dividends on our common shares. While the Company aims to declare and pay a dividend quarterly, our Dividend Policy is at the sole discretion of our board of directors and may vary depending on a variety of factors, including prevailing economic and market conditions, the Company’s earnings, the financial requirements for the Company’s operations, the business strategy of the Company, the provisions of applicable law, and any other factors that our board of directors considers relevant. Therefore, Stantec cannot guarantee that our Dividend Policy will be maintained.

On September 4, 2014, our board of directors declared a two-for-one share split to be effected by way of a share dividend. Shareholders of record as of the close of business on October 31, 2014, were entitled to the share dividend on the payment date of November 14, 2014.

The following table outlines cash dividends paid per common share in 2015, 2014, and 2013. Dividends paid per common share before the share split have been restated to half of the previously reported amounts to reflect the two-for-one share split (described in the previous paragraph).

	Dividends Paid ($ per common share)
	Year (Total)	Q4	Q3	Q2	Q1
2015	0.42	0.105	0.105	0.105	0.105
2014	0.37	0.0925	0.0925	0.0925	0.0925
2013	0.33	0.0825	0.0825	0.0825	0.0825

Description of Capital Structure

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at December 31, 2015, no preferred shares and 94,435,898 common shares were issued and outstanding.

Preferred Shares

Preferred shares may be issued in one or more series. The board of directors determines the number of shares and the rights, privileges, restrictions, and conditions attaching to each series. The holders of the preferred shares as a class are not entitled to receive notice of or to attend any shareholders’ meeting and are not entitled to vote at any shareholders’ meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law.

Each series of preferred shares will rank pari passu with each of the other series of preferred shares with respect to the entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. Preferred shares as a class rank ahead of common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Stantec Inc.            15

Common Shares

The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in such amount and in such form as our board of directors may from time to time determine. Holders of common shares are entitled to receive notice of and to attend all shareholders’ meetings. They will have one vote for each common share held at all such meetings, unless the meeting is only for holders of another specified class or series of our shares who are entitled to vote separately as a class or series.

Common shares rank behind preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Market for Securities

Trading Price and Volume

Our common shares are listed for trading on the TSX and the New York Stock Exchange (NYSE) under the symbol “STN”.

The following table outlines the monthly trading data on the TSX for the period January 1 to December 31, 2015:

The following table outlines the monthly trading data on the NYSE (in US$) for the period January 1 to December 31, 2015:

Toronto Stock Exchange 2015

Month	High	Low	Volume

January	$32.15	$28.78	4,581,096

February	$33.45	$30.75	3,844,840

March	$32.17	$30.11	4,126,022

April	$32.98	$29.67	4,749,806

May	$35.97	$32.35	3,742,614

June	$37.11	$34.37	3,297,066

July	$38.09	$35.28	5,880,869

August	$36.85	$29.04	5,600,532

September	$31.93	$28.77	4,717,958

October	$33.86	$28.87	5,325,903

November	$35.16	$32.14	3,897,874

December	$35.57	$33.48	5,309,793

Total			55,074,373

New York Stock Exchange 2015

Month	High	Low	Volume

January	$27.42	$23.98	654,620

February	$26.98	$24.39	497,440

March	$25.91	$23.75	511,009

April	$27.54	$23.51	604,079

May	$29.95	$26.63	377,520

June	$30.01	$27.46	410,700

July	$29.51	$27.27	500,751

August	$28.06	$21.89	486,180

September	$24.22	$21.57	448,788

October	$25.80	$21.80	436,369

November	$26.36	$24.24	286,252

December	$26.59	$24.37	297,565

Total			5,511,273

16            Annual Information Form

Directors and Officers

The following table lists Stantec’s directors as of February 24, 2016, and their municipality of residence and principal occupation:

Directors of Stantec Inc.

Name and Municipality of Residence	Principal Occupation	Director Since

Douglas K. Ammerman Laguna Beach, California, United States	Corporate Director	2011

David L. Emerson Vancouver, British Columbia, Canada	Corporate Director and Public Policy Advisor	2009

Delores M. Etter Dallas, Texas, United States	Professor of Electrical/Computer Engineering	2011

Anthony P. Franceschini Edmonton, Alberta, Canada	Corporate Director	1994

Robert J. Gomes Edmonton, Alberta, Canada	President & CEO of Stantec	2009

Susan E. Hartman Evergreen, Colorado, United States	President & CEO of The Hartman Group (a management consulting firm)	2004

Aram H. Keith(1) Monarch Beach, California, United States	Corporate Director	2005

Donald J. Lowry Edmonton, Alberta, Canada	Corporate Director	2013

Ivor M. Ruste Calgary, Alberta, Canada	Executive Vice President and CFO, Cenovus Energy Inc. (a Canadian oil company)	2007
(1)	Mr. Keith is the chair of our board.

All Stantec directors are elected annually and hold office until the next annual shareholders’ meeting or until their earlier resignation. Mr. Emerson will not stand for re-election in 2016. All directors have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more, except Mr. Lowry, who was president and CEO of EPCOR Utilities Inc. until March 2013.

Stantec Inc.            17

The following table lists the executive officers of Stantec as of February 24, 2016, their municipality of residence, and their principal occupation within the five preceding years:

Executive Officers of Stantec Inc.(1)

Name and Municipality of Residence	Principal Occupation	Officer Position Held

Robert J. Gomes Edmonton, Alberta, Canada	President & CEO	President & CEO, Stantec Inc.

Daniel J. Lefaivre St. Albert, Alberta, Canada	Executive Vice President & CFO	Executive Vice President & CFO, Stantec Inc.

Valentino DiManno Calgary, Alberta, Canada	Executive Vice President & CBO	Executive Vice President & CBO, Stantec Inc.

Scott L. Murray Lexington, Kentucky, United States	Executive Vice President & COO	Executive Vice President & COO, Stantec Inc.

Paul J. D. Alpern Sherwood Park, Alberta, Canada	Senior Vice President, Secretary & General Counsel	Senior Vice President, Secretary & General Counsel, Stantec Inc.
(1)	As chair of our board, Aram H. Keith is a nonexecutive officer of Stantec Inc.

Before he was appointed CBO on January 1, 2016, Valentino DiManno occupied the role of senior vice president of Canada from 2005 to 2013, when he was appointed EVP and regional operating unit leader for Canada and business operating unit leader for Energy & Resources. Before his appointment to COO on January 1, 2016, Scott Murray joined Stantec with the acquisition of Fuller, Mossbarger, Scott & May Engineers in 2008 and was appointed EVP and regional operating unit leader for the United States in 2013. All other executive officers have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more.

The following lists the members of each committee of the board in 2015:

•	Audit and Risk Committee – Ivor M. Ruste (chair), Douglas K. Ammerman, David L. Emerson, Delores M. Etter

•	Corporate Governance and Compensation Committee – Susan E. Hartman (chair), Delores M. Etter, Donald J. Lowry

Directors’ and Executive Officers’ Share Ownership

As a group, our directors and executive officers beneficially owned, controlled, or directed, either directly or indirectly, 975,265 common shares representing 1.03% of our issued and outstanding common shares as of December 31, 2015. This number includes the shares beneficially owned, controlled, or directed by Richard Allen and does not include any shares beneficially owned, controlled, or directed by Valentino DiManno or Scott Murray, who were both appointed to executive officer positions on January 1, 2016.

18            Annual Information Form

Audit and Risk Committee Information

Audit and Risk Committee Terms of Reference

The responsibilities and duties of our Audit and Risk Committee are set out in the committee’s Terms of Reference (Mandate), which is attached as Appendix I to this Annual Information Form.

Composition of the Audit and Risk Committee

Our Audit and Risk Committee members are Ivor M. Ruste (chair), Douglas K. Ammerman, David L. Emerson, and Delores M. Etter.

The board of directors believes that the composition of the Audit and Risk Committee reflects an appropriate level of financial literacy and expertise. The board determined that each committee member is “independent” and “financially literate” (as those terms are defined under applicable Canadian and US securities laws). In addition, Mr. Ruste, Mr. Ammerman, and Mr. Emerson are each an “audit committee financial expert” (as this term is defined in the rules and regulations of the US Securities and Exchange Commission [SEC]).

The following information describes each committee member’s education and experience that is relevant to the performance of his or her committee responsibilities.

IVOR M. RUSTE

Mr. Ruste is currently executive vice president and CFO of Cenovus Energy Inc., a Canadian oil company headquartered in Calgary. He has a bachelor of commerce degree (with distinction) from the University of Alberta and is a fellow chartered accountant. From May 2006 to November 2009, Mr. Ruste worked for EnCana Corporation, and before joining Cenovus, he was executive vice president, Corporate Responsibility, and chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP and the Alberta regional managing partner and vice chair of the KPMG Canada board of directors. Mr. Ruste has been active in numerous other business, community, and professional endeavors.

As a chartered accountant with more than 30 years’ experience working as a senior financial executive and an auditor with KPMG LLP of both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards.

DOUGLAS K. AMMERMAN

Mr. Ammerman is a retired partner with KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and during that time, he served as the national practice partner, the managing partner of the Orange County office, and a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan administration as Special Assistant to the Secretary of Interior. He currently serves on the board of directors and audit committees of Fidelity National Financial, Inc., William Lyon Homes Inc., El Pollo Loco Holdings, Inc., and J. Alexander’s Holdings, Inc.

With nearly 30 years’ experience in public accounting, and as an audit committee member on a number of other boards, Mr. Ammerman’s strong familiarity with the preparation and review of interim and annual financial statements is a valuable asset to the committee.

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DAVID L. EMERSON

Mr. Emerson, PC, is a corporate director and business and public policy advisor. He has served as a minister in the Government of Canada, including as Minister of Foreign Affairs, Minister of International Trade, and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia, including Deputy Minister of Finance. In the private sector, he was president and CEO of Canfor Corporation, president and CEO of the Vancouver International Airport Authority, and chairman and CEO of Canadian Western Bank.

In addition to serving on various corporate boards of directors, Mr. Emerson has chaired a number of public policy advisory panels at both the federal and provincial levels. He holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University. His education and experience have provided him with a breadth of knowledge regarding complex accounting issues. Mr. Emerson is not standing for re-election in 2016.

DELORES M. ETTER

Dr. Etter has been Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. From September 2005 to November 2007, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition. Dr. Etter is also a member of the National Academy of Engineering and Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. She has held multiple substantive positions within the U.S. Department of Defense, as well as served on the faculty at the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico. She currently serves on the board of directors of Esterline Technologies Corporation and Lord Corporation.

Dr. Etter has over 10 years of audit committee experience with other public and non-profit organizations, and her background has provided her with experience in all-encompassing business practices, including experience with financial controls and internal auditors, that is an asset to the committee.

Preapproval Policy

The Audit and Risk Committee must preapprove the audit and non-audit services performed by the independent auditor to ensure that the provision of those services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by committee. Proposed services that exceed preapproved cost levels will require specific preapproval by the committee.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during fiscal years ended December 31, 2015, and 2014 follow:

Category	Note	2015($)	2014($)

Audit fees	1	1,423,000	1,337,000

Audit-related fees	2	18,000	20,000

Tax fees	3	656,000	402,000

All other fees	4	5,000	76,000

Total Fees		2,102,000	1,835,000

20            Annual Information Form

(1)	Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations and attest services not required by statute or regulation.

(3)	Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance. These generally involve the preparation of US original and amended tax returns and claims for refund, tax advice—including assistance with tax audits plus tax advice relating to mergers, acquisitions and financing structures—and tax planning.

(4)	All other fees: Professional services rendered by Ernst & Young LLP for consulting services related to the design of a global mobility program.

Legal Proceedings and Regulatory Actions

We have pending legal claims and suits both by and against us. These are typical of the industries we operate in. Where appropriate, these claims have been reported to our insurers and the insurers of our predecessors, who are in the process of adjusting or defending them. None are expected to have a material effect on our financial position.

No penalties or sanctions have been imposed against us by a court relating to provincial and territorial securities legislation or by a securities regulatory authority. Nor have any other penalties or sanctions been imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Transfer Agent

Computershare Trust Company of Canada is our transfer agent for our common shares listed on the TSX and NYSE at its offices in Calgary, Alberta; Toronto, Ontario; and Canton, Massachusetts.

Material Contracts

We did not enter into any material contracts outside the ordinary course of business in 2015. We consider the acquisition of professional services firms to be in the ordinary course of our business.

Interests of Experts

The Company’s auditor, Ernst & Young LLP, Chartered Professional Accountants, is at 10423 – 101 Street, Suite 1400, Edmonton, Alberta. The auditor is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and has complied with the SEC’s rules on auditor independence.

Stantec Inc.            21

Additional Information

Additional financial information is provided in our financial statements and our Management’s Discussion and Analysis for our most recently completed financial year. Additional information contained in our Management Information Circular includes directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans.

Copies of this Annual Information Form, as well as our latest Management Information Circular and Annual Report (which includes our Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2015), may be obtained from our website at www.stantec.com or by mail on request from the secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. Additional information relating to our Company, including disclosure documents and any reports, statements, or other information that we file with Canadian provincial securities commissions or other similar regulatory authorities is also available through SEDAR at www.sedar.com.

NYSE Corporate Governance Disclosure

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements to the extent not contrary to US securities laws, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. Pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, we are required to identify any significant ways that our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences can be found on our website at www.stantec.com.

22            Annual Information Form

Appendix I – Audit and Risk Committee –

Terms of Reference (Mandate)

A.  Overview and Purpose

The Audit and Risk Committee is appointed by, and responsible to, the board of directors. The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the Company. The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies is an important element of the Company’s internal control over financial reporting. The committee has oversight responsibility for the performance of both the internal auditors and the external auditors. The committee also ensures the qualifications and independence of the external auditors. The committee has oversight of the Company’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the Company’s financial statements are complete, accurate, and in accordance with International Financial Reporting Standards.

B.  Authority and Responsibilities

The Audit and Risk Committee shall

•	Request such information and explanations in regard to the accounts of the Company as the committee may consider necessary and appropriate to carry out its duties and responsibilities
•	Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities
•	Provide reports and minutes of meetings to the board
•	Engage independent counsel and other advisors as may be deemed or considered necessary, and determine the fees of such counsel and advisors. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the independent counsel and other advisors

C.  Membership

The members of the committee shall be composed of a minimum of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws. At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations. For greater clarity, the board has adopted the definition of “independent director” as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators. The chair of the board of directors shall be an ex-officio member of the Audit and Risk Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the Company, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

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D.  Financial Statements and Disclosures

1	Review and recommend to the board for approval the annual audited financial statements and management discussion and analysis.

2	Review and recommend to the board for approval the following public disclosure documents:
a.	The annual Management Information Circular and proxy materials
b.	The Annual Information Form, including any regulatory requirements for Audit and Risk Committee reporting obligations
c.	The year-end news release on the earnings of the Company
d.	Other regulatory filings of a financial nature

3	Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements, including Management’s Discussion and Analysis, the quarterly interim report to shareholders, and the quarterly press release on the earnings of the Company. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.

4	Receive the quarterly report from the Disclosure Committee on the adequacy of disclosure with respect to material events in the Company’s financial statements, Management’s Discussion and Analysis, and earnings press releases.

5	Receive annually an evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from the financial statements) that is publicly disclosed by the Company.

6	Review and recommend to the board for approval all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.

7	Review the Audit and Risk Committee information required as part of the Annual Information Form.

8	Review with management on an annual basis, the Company’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required
a.	The appropriateness of accounting policies and financial reporting practices used by the Company, including alternative treatments that are available for consideration
b.	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company
c.	Any new or pending developments in accounting and reporting standards that may affect or impact on the Company
d.	Any off-balance sheet structures
e.	The key estimates and judgments of management that may be material to the financial reporting of the Company

10	At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgments about the clarity of disclosures.

24            Annual Information Form

11	Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company and the manner in which these matters have been disclosed in the financial statements.

12	Review with management on a quarterly basis the indicators of impairment to the Company’s goodwill.

E.  External Auditor

13	Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.

14	Review, approve, and execute the annual engagement letter with the external auditor, and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:
a.	Staffing
b.	Objectives and scope of the external audit work
c.	Materiality limits
d.	Audit reports required
e.	Areas of audit risk
f.	Timetable
g.	Proposed fees

15	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.

16	Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services.

17	Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the external auditor.

18	Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the US Public Company Accounting Oversight Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.

19	Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

20	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Company’s financial reporting.

21	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:
a.	Any difficulties encountered, or restrictions imposed by management, during the annual audit
b.	Any significant accounting or financial reporting issues

Stantec Inc.            25

c.	The auditor’s evaluation of the Company’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee
d.	The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures
e.	The post-audit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses
f.	Any other matters which the external auditor should bring to the attention of the committee

22	Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.

23	When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

24	Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company.

25	Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.

26	Conduct an annual review of the external auditor, with the intention of identifying potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.

F.  Internal Audit

27	Review the appointment or termination of the internal auditor.

28	Review and approve the internal audit charter periodically (at least every three years).

29	Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee. Receive confirmation from management that the Company has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:
a.	Staffing
b.	Objectives and scope of the internal audit work
c.	Materiality limits
d.	Audit reports required
e.	Areas of audit risk
f.	Timetable
g.	Proposed budget

30	Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:
a.	Any difficulties encountered, or restrictions imposed by management, during the audit
b.	Any significant accounting or financial reporting issues
c.	The auditor’s evaluation of the Company’s system of internal accounting controls, procedures, and documentation

26            Annual Information Form

d.	The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses
e.	Any other matters which the internal auditor should bring to the attention of the committee

31	Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.  Internal Controls

32	Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.

33	Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.

34	Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.

35	Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Company, including the use of its assets.

36	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the Company.

H.  Risk

  General

37	Review at least annually with management
a.	The Company’s method of identifying, evaluating, mitigating and reporting on the principal risks inherent in the Company’s businesses and strategic directions
b.	The systems, policies and practices applicable to the Company’s assessment, management, prevention and mitigation of risks (including strategic, operating, compliance, and reputation, as well as financial risks including but not limited to the foreign currency, liquidity and interest rate risk, the use of derivative instruments, counterparty credit exposure, litigation, and adequacy of tax provisions)
c.	The Company’s risk appetite, risk tolerance, and risk retention philosophy, including the Company’s loss prevention policies and insurance programs and corporate liability protection programs for directors and officers, as well as disaster response and business continuity plans

38	Receive an annual report from and review with management the status of the Company’s principal and emerging risks, as well as the related mitigation programs (the Enterprise Risk Management program). Receive quarterly updates from management on the Company’s Enterprise Risk Management program.

39	Review with management the disclosures of the Company’s risks and risk factors in the Company’s Annual Information Form, the Management’s Discussion and Analysis, and other regulatory filings.

40	Report to the board annually on its activities in connection with the risk oversight role referenced herein so that the board as a whole can fulfill its responsibilities for risk oversight.

Stantec Inc.            27

41	Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of $70 million (Canadian) or greater and all acquisitions with atypical risks or outside North America, make such further inquiries as considered necessary, and report thereon to the board. The content of the risk assessment report will be initially developed by the committee in conjunction with management and will be reviewed annually by the committee.

  Finance

42	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required, the impact of the Company’s capital structure on current and future profitability.

43	Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $10 million, prior to issuance.

44	Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for (a) an amount in excess of $10 million individually or (b) where by virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $50 million, prior to issuance.

45	Review and approve, if appropriate and as required, the decision to enter into swaps that are exempt from the requirements of sections 2(h)(1) and 2(h)(8) of the US Commodity Exchange Act and to exercise the end-user exception.

46	Review and approve, as required, any policies with respect to swaps, hedging activities, clearing, and the end-user exception.

H.  Compliance/Fraud

47	Receive quarterly reports on the Company’s fraud risk assessment activities.

48	In accordance with the Company’s integrity practices, review and determine the disposition of any complaints or correspondence received under the policy.

49	Discuss with management the Company’s policies and procedures designed to ensure an effective compliance and ethics program, including the Company’s code of ethics.

50	Discuss with management and the Company’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the Company’s compliance requirements.

51	Review quarterly the compliance certificate of the chief financial officer.

I.  Other

52	Review, as required, any claims of indemnification pursuant to the bylaws of the Company.

53	Receive at least annually a report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.

54	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

55	Conduct an annual assessment of the effectiveness of the committee and provide a report thereon to the board.

56	Review annually the terms of reference for the committee and recommend any required changes to the board.

28            Annual Information Form

J.  Meetings

57	Regular meetings of the committee are held at least four times each year.

58	Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the Company.

59	Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.

60	A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.

61	The secretary of the Company shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five days prior to the meeting except in unusual circumstances.

62	Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.

63	A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.

64	The secretary of the Company, or his or her designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.

65	Minutes of the meetings of the committee shall be distributed by the secretary of the Company to all members of the committee and shall be submitted for approval at the next regular meeting of the committee.

Stantec Inc.            29